BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is October 10, 2012

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	October 10, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (the “Company”) announces effective date for trading under its new name and symbol on the Toronto Stock Exchange.

5. Full Description of Material Change

The Company announces will commence trading on the Toronto Stock Exchange under the name Veris Gold Corp. and the symbol VG at start of market on Thursday, October 11th.

All the issued and outstanding common shares of Yukon-Nevada Gold Corp. (YNG) will be consolidated on the basis of ten (10) old common shares for one (1) new common share. Shareholders of YNG will be receiving a Letter of Transmittal setting out the procedure to be followed in order for them to exchange their certificates representing YNG Shares for certificates representing Shares of Veris Gold Corp.

Veris Gold Corp.’s CUSIP number will be 92346R100.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs/Randy Reichert, Co-CEOs
Bus. Tel:	(604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 11th day of October, 2012.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO